SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayers ID (CNPJ/MF) 00.108.786/0001-65
Corporate Registry (NIRE) 35.300.177.240
Publicly-Held Company
Rua Verbo Divino no. 1.356 - 1º andar, São Paulo-SP

MATERIAL FACT

Net Serviços de Comunicação S.A. ( NET ), in accordance with Paragraph 4 of Article 157 of Law 6404/76 and CVM Instruction 358/02, hereby informs its shareholders, the market and other stakeholders that, on this date, it became aware of a Material Fact ( Material Fact ) published by Embratel Participações S.A. ("Embrapar ), in which Embrapar informed the market that its subsidiary, Empresa Brasileira de Telecomunicações S.A. EMBRATEL ( Embratel ), a corporation headquartered in the city and state of Rio de Janeiro, at Av. Presidente Vargas, no. 1012, Centro, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 33.530.486/0001-29, acquired one hundred and forty-three million, eight hundred and fifty-three thousand, four hundred and thirty-six (143,853,436) preferred shares issued by NET at the auction held on October 7, 2010 at BMF&BOVESPA BOVESPA Segment.

Pursuant to the Notice of Voluntary Tender Public Offer, the holders of the outstanding preferred shares issued by NET may sell their shares to Embratel within the next three months, i.e. up to January 13, 2011, at the price offered at the voluntary tender public offer, restated pro rata temporis by the monthly variation in the Reference Rate (TR), between October 13, 2010, the auction settlement date, and the effective payment date.

NET recommends that its shareholders familiarize themselves with both Embrapar s Material Fact, disclosed on this date, and other documents related to the voluntary tender public offer available to the Company s shareholders.

São Paulo, October 8, 2010.

José Antônio Guaraldi Félix
CEO and Investor Relations Officer
NET SERVIÇOS DE COMUNICAÇÃO S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 08, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.